Citigroup Global Markets Holdings Inc.	August 8, 2024 Medium-Term Senior Notes, Series N Pricing Supplement No. 2024-USNCH22149 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Fixed to Floating Rate Notes Linked to the Federal Funds Effective Rate Due September 12, 2025

•	The notes will bear interest during each quarterly interest period (i) during the first three months: at a fixed rate of 5.70% per annum and (ii) after the third month until maturity: at a floating rate based on the federal funds effective rate (compounded daily during the relevant interest period) plus the floating rate spread specified below, subject to a minimum interest rate of 0.00% per annum and a maximum interest rate of 5.67% per annum. Interest payments on the notes will vary and may be paid at a rate as low as 0.00% per annum.

•	The notes are designed for investors who seek fixed interest payments for the first three months of the term of the notes and floating interest payments linked to the federal funds effective rate thereafter.

•	The notes are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing date:	August 8, 2024
Issue date:	August 12, 2024
Maturity date:	September 12, 2025. If the maturity date is not a business day, then such date will be postponed to the next succeeding business day.
Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:

•   During the interest period from and including the issue date to but excluding November 12, 2024, the notes will bear interest at a fixed rate of 5.70% per annum (or 1.4567% with respect to the first interest period).

•   During each interest period commencing on or after November 12, 2024, the notes will bear interest at a floating rate per annum equal to the federal funds effective rate (compounded daily over the relevant observation period as described under “Determination of the Federal Funds Effective Rate” below) plus a spread of 0.38% (the “floating rate spread”), subject to a minimum interest rate of 0.00% per annum and a maximum interest rate of 5.67% per annum for any interest period.

Interest period:	Each period from, and including, an interest payment date (or in the case of the first interest period, the issue date) to, but excluding, the next succeeding interest payment date.
Observation period:	For each interest period, the period from, and including, the date two New York banking days preceding the first date in such interest period to, but excluding, the date two New York banking days preceding the interest payment date for such interest period.
Interest payment dates:	November 12, 2024, February 12, 2025, May 12, 2025 and the maturity date (long final interest period). In the event that any interest payment date is not a business day, then such date will be postponed to the next succeeding business day.
Day count convention:	Actual/360 Adjusted. See “Determination of Interest Payments” in this pricing supplement.
Business day:	Any weekday that is not a legal holiday in New York City and is not a day on which banking institutions in New York City are authorized or required by law or regulation to be closed and is a New York banking day.
New York banking day:	New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.
Business day convention:	Following
CUSIP / ISIN:	17291LVF9 / US17291LVF92
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price	Underwriting fee(1)	Proceeds to issuer(2)
Per note:	$1,000.00	$0.80	$999.20
Total:	$50,000,000.00	$40,000.00	$49,960,000.00

(1)       CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $0.80 per note sold in this offering. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(2)       The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional fixed rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink below:

Prospectus Supplement and Prospectus each dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

▪	After the third month, the notes will pay interest at a floating rate that may be as low as 0% on one or more interest payment dates. The rate at which the notes will bear interest during each quarterly interest period after the third month will depend on the federal funds effective rate (compounded daily over the relevant observation period as described under “Determination of the Federal Funds Effective Rate” below) plus the floating rate spread, subject to the minimum interest rate and the maximum interest rate. As a result, the interest payable on the notes will vary with fluctuations in the federal funds effective rate, subject to the minimum interest rate and the maximum interest rate. It is impossible to predict whether the federal funds effective rate will rise or fall or the amount of interest payable on the notes. After the third month, you may not receive any interest on the notes for an extended period of time or even throughout the remaining term of the notes. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity.

▪	The interest rate on the notes is subject to a cap. As a result, the notes may pay interest at a lower rate than an alternative instrument that is not so capped.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. If you are able to sell your notes in the secondary market prior to maturity, you are likely to receive less than the stated principal amount of the notes.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: the level and volatility of the federal funds effective rate, interest rates in the market, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees and profits and any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets Holdings Inc. or Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity, and sale of the notes prior to maturity may result in a loss.

Citigroup Global Markets Holdings Inc.

▪	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, the level of the federal funds effective rate and will calculate the interest payable to you on each interest payment date. Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of the federal funds effective rate in the event of the unavailability of the level of the federal funds effective rate, may adversely affect the amount of one or more interest payments to you.

▪	Hedging and trading activity by us and our affiliates could result in a conflict of interest. One or more of our affiliates have entered into hedging transactions. This hedging activity involves trading in instruments, such as options, swaps or futures, based upon the federal funds effective rate. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate CGMI may be willing to purchase your notes in the secondary market. Because hedging our obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the value of the notes declines.

▪	The federal funds effective rate may decline or fail to increase from its current level during the term of the notes. The federal funds effective rate depends substantially on the target rate set by the Federal Reserve. There can be no assurance that the Federal Reserve will increase its target rate for the federal funds effective rate during the term of the notes, and the Federal Reserve could reduce that rate, which could adversely affect the value of the notes, the return on the notes and the price at which you can sell the notes.

▪	The formula used to determine the interest rate on the notes is relatively uncommon in the market, and as the related market continues to develop there may be an adverse effect on return on or value of the notes. The interest rate on the notes is based on a formula used to calculate a daily compounded federal funds effective rate, which is relatively uncommon in the market. For each interest period, the interest rate on the notes is based on a daily compounded federal funds effective rate calculated using the formula described in “Determination of the Federal Funds Effective Rate” below. This interest rate will not be the federal funds effective rate published on or for a particular day during such interest period or an average of federal funds effective rates during such period nor will it be the same as the interest rate on other notes linked to the federal funds effective rate that use an alternative formula to determine the interest rate. Also, if the federal funds effective rate for a particular day during an interest period is negative, inclusion of that rate in the calculation will reduce the interest rate for such interest period; provided that in no event will the interest payable on the notes be less than zero.

Additionally, market terms for notes linked to the federal funds effective rate may evolve over time, and the value of the notes may be lower than those of later-issued securities linked to the federal funds effective rate as a result. Similarly, if the formula to calculate the daily compounded federal funds effective rate for the notes does not prove to be widely used in other securities like the notes, the trading price of the notes may be lower than those of securities having a formula more widely used. You may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

▪	The interest rate on the notes will be determined using alternative methods if the federal funds effective rate is no longer available, and that may have an adverse effect on the return on and value of the notes. The terms of the notes provide that if a benchmark transition event and its related benchmark replacement date occur with respect to the federal funds effective rate, the interest rate payable on the notes will be determined using the next-available benchmark replacement. As described above, these replacement rates and spreads may be selected or formulated by (i) the relevant governmental body (such as the Alternative Reference Rates Committee of the NY Federal Reserve), (ii) the International Swaps and Derivatives Association, Inc. or (iii) in certain circumstances, Citigroup (or one of its affiliates). In addition, the terms of the notes expressly authorize Citigroup (or one of its affiliates) to make benchmark replacement conforming changes with respect to, among other things, the determination of interest periods and the timing and frequency of determining rates and making payments of interest. The interests of Citigroup (or its affiliate) in making the determinations described above may be adverse to your interests as a holder of the notes.

The application of a benchmark replacement and benchmark replacement adjustment, and any implementation of benchmark replacement conforming changes, or any implementation of a substitute, successor or alternative reference rate could result in adverse consequences to the interest rate payable on the notes, which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any substitute, successor or alternative reference rate or benchmark replacement will be similar to the federal funds effective rate or the then-current benchmark that it is replacing, or that any benchmark replacement will produce the economic equivalent of the federal funds effective rate or the then-current benchmark that it is replacing.

▪	We or our subsidiaries or affiliates may publish research that could affect the market value of the notes. We or our subsidiaries or affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪	You will have no rights against the publisher of the federal funds effective rate. You will have no rights against the publisher of the federal funds effective rate even though the amount you receive on each interest payment date will depend upon the level of the federal funds effective rate. The publisher of the federal funds effective rate is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

Citigroup Global Markets Holdings Inc.

General Information
Temporary adjustment period:	For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. Based on current market conditions and the advice of our counsel, we intend to treat the notes as “variable rate debt instruments” that provide for a single qualified floating rate. The remaining discussion is based on this treatment.

Stated interest on the notes will generally be taxable to a U.S. Holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting.

Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of the note to the U.S. Holder. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition.

Under current law Non-U.S. Holders (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax with respect to interest paid on and amounts received on the sale, exchange or retirement of the notes if they comply with applicable certification requirements. Special rules apply to Non-U.S. Holders whose income on the notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 8, 2016) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, based on the federal funds effective rate and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets Holdings Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Holdings Inc.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $0.80 for each note sold in this offering. The actual underwriting fee will be equal to up to $0.80 for each note sold by CGMI directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. CGMI will pay selected dealers a selling concession of up to $0.80 for each note they sell.

Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—Hedging and trading activity by us or our affiliates could result in a conflict of interest,” and “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Global Markets Holdings Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Calculation agent:	Citibank, N.A., an affiliate of Citigroup Global Markets Holdings Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.
Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Citigroup Global Markets Holdings Inc.

Determination of Interest Payments

On each interest payment date, the amount of each interest payment will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period, multiplied by (ii) the quotient of the actual number of calendar days in such Interest Period divided by 360. The interest rate applicable to each interest period will be equal to the accrued interest compounding factor (as defined under “Determination of the Federal Funds Effective Rate” below) plus the floating rate spread, subject to the minimum interest rate and maximum interest rate specified above.

Determination of the Federal Funds Effective Rate

For the purposes of calculating interest with respect to any interest period:

“Accrued interest compounding factor” means, for the observation period corresponding to such interest period, the result of the following formula:

where:

“d0”, for any observation period, is the number of New York banking days in the relevant observation period.

“i” is a series of whole numbers from one to d0, each representing the relevant New York banking days in chronological order from, and including, the first New York banking day in the relevant observation period.

“FEDFUNDi”, for any day “i” in the relevant observation period, is a reference rate equal to the federal funds effective rate in respect of that day.

“ni”, for any day “i” in the relevant observation period, is the number of calendar days from, and including, such New York banking day “i” to, but excluding, the following New York banking day.

“d” is the number of calendar days in the relevant observation period.

“Federal funds effective rate” means, with respect to any day, the rate determined by the calculation agent in accordance with the following provisions:

(1)	the rate for that date for U.S. dollar federal funds as published in the H.15 Daily Update under the heading “Federal Funds (Effective)” as displayed on Bloomberg, or any successor service, on page FEDL01 or any other page as may replace the applicable page on that service, which is commonly referred to as “FEDL01 Index”; or

(2)	if the rate specified in (1) above does not so appear, unless a benchmark transition event and its related benchmark replacement date have occurred as described in (3) below, the rate specified in (1) above for the first preceding date for which such rate was available; or

(3)	if a benchmark transition event and its related benchmark replacement date have occurred prior to the relevant interest payment date, the calculation agent will use the benchmark replacement to determine the rate and for all other purposes relating to the notes.

In connection with the federal funds effective rate definition above, the following definitions apply:

“Benchmark” means, initially, the federal funds effective rate; provided that if a benchmark transition event and its related benchmark replacement date have occurred with respect to the federal funds effective rate or the then-current benchmark, then “benchmark” means the applicable benchmark replacement.

“Benchmark replacement” means the first alternative set forth in the order below that can be determined by Citigroup (or one of its affiliates) as of the benchmark replacement date:

(1)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the relevant governmental body as the replacement for the then-current benchmark for the applicable corresponding tenor and (b) the benchmark replacement adjustment; or

(2)	the sum of: (a) the ISDA fallback rate and (b) the benchmark replacement adjustment; or

(3)	the sum of: (a) the alternate rate of interest that has been selected by Citigroup (or one of its affiliates) as the replacement for the then-current benchmark for the applicable corresponding tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the benchmark replacement adjustment.

Citigroup Global Markets Holdings Inc.

“Benchmark replacement adjustment” means the first alternative set forth in the order below that can be determined by Citigroup (or one of its affiliates) as of the benchmark replacement date:

(1)	the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the relevant governmental body for the applicable unadjusted benchmark replacement;

(2)	if the applicable unadjusted benchmark replacement is equivalent to the ISDA fallback rate, then the ISDA fallback adjustment;

(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by Citigroup (or one of its affiliates) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current benchmark with the applicable unadjusted benchmark replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark replacement conforming changes” means, with respect to any benchmark replacement, any technical, administrative or operational changes that Citigroup (or one of its affiliates) decides may be appropriate to reflect the adoption of such benchmark replacement in a manner substantially consistent with market practice (or, if Citigroup (or such affiliate) decides that adoption of any portion of such market practice is not administratively feasible or if Citigroup (or such affiliate) determines that no market practice for use of the benchmark replacement exists, in such other manner as Citigroup (or such affiliate) determines is reasonably necessary).

“Benchmark replacement date” means the earliest to occur of the following events with respect to the then-current benchmark:

(1)	in the case of clause (1) or (2) of the definition of “benchmark transition event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the benchmark permanently or indefinitely ceases to provide the benchmark; or

(2)	in the case of clause (3) of the definition of “benchmark transition event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the benchmark replacement date occurs on the same day as, but earlier than, the reference time in respect of any determination, the benchmark replacement date will be deemed to have occurred prior to the reference time for such determination.

“Benchmark transition event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of the benchmark announcing that such administrator has ceased or will cease to provide the benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark;

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark, the central bank for the currency of the benchmark, an insolvency official with jurisdiction over the administrator for the benchmark, a resolution authority with jurisdiction over the administrator for the benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the benchmark, which states that the administrator of the benchmark has ceased or will cease to provide the benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark announcing that the benchmark is no longer representative.

“Corresponding tenor” with respect to a benchmark replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current benchmark.

“ISDA” means the International Swaps and Derivatives Association, Inc. or any successor thereto.

“ISDA definitions” means the 2006 ISDA Definitions published by ISDA, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA fallback adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA definitions to be determined upon the occurrence of an index cessation event with respect to the benchmark for the applicable tenor.

“ISDA fallback rate” means the rate that would apply for derivatives transactions referencing the ISDA definitions to be effective upon the occurrence of an index cessation date with respect to the benchmark for the applicable tenor excluding the applicable ISDA fallback adjustment.

“NY Federal Reserve” means the Federal Reserve Bank of New York.

Citigroup Global Markets Holdings Inc.

“NY Federal Reserve’s website” means the website of the NY Federal Reserve, currently at http://www.newyorkfed.org, or any successor website of the NY Federal Reserve or the website of any successor administrator of the Secured Overnight Financing Rate.

“Reference time” with respect to any determination of the benchmark means the time determined by Citigroup (or one of its affiliates) in accordance with the benchmark replacement conforming changes.

“Relevant governmental body” means the Federal Reserve Board and/or the NY Federal Reserve, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NY Federal Reserve or any successor thereto.

“Unadjusted benchmark replacement” means the benchmark replacement excluding the benchmark replacement adjustment.

About the Federal Funds Effective Rate

The federal funds effective rate is the interest rate at which depository institutions lend reserve balances to other depository institutions overnight, calculated as a volume-weighted median of transaction-level data collected from major depository institutions. The Federal Reserve Bank of New York publishes the federal funds effective rate for the prior business day (defined as any day of the work week other than holidays observed by the Federal Reserve Bank of New York) on its website at approximately 9:00 a.m. Because the federal funds effective rate is published by the Federal Reserve Bank of New York based on data received from other sources, we have no control over its determination, calculation or publication. The information contained in this paragraph is based upon the Federal Reserve Bank of New York’s website.

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Historical Information on the Federal Funds Effective Rate

The federal funds effective rate was 5.33% on August 8, 2024.

The graph below shows the published daily rate for the federal funds effective rate for each day it was available from January 4, 2010 to August 8, 2024. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical performance of the federal funds effective rate as an indication of future performance.

The historical rates do not reflect the daily compounding method used to calculate the floating rate at which interest will be payable on the notes.

Historical Federal Funds Effective Rate January 4, 2010 to August 8, 2024

Citigroup Global Markets Holdings Inc.

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Prohibition of Sales to United Kingdom Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) and the regulations made under the EUWA; or

(ii)	a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA and the regulations made under the EUWA; or

(iii)	not a qualified investor as defined in Regulation (3)(e) of the Prospectus Regulation; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Karen Wang, Senior Vice President – Corporate Securities Issuance Legal of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated February 14, 2024, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on February 14, 2024, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

Citigroup Global Markets Holdings Inc.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Karen Wang, Senior Vice President – Corporate Securities Issuance Legal of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Karen Wang, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

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